June 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anu Dubey

Re:                             Aberdeen Global Income Fund, Inc.

Registration Statement filed on Form N-2

File Nos. 333-254439 and 811-06342

Dear Ms. Dubey:

On behalf of Aberdeen Global Income Fund, Inc. (the “Fund” or the “Registrant”), we are writing to respond to additional comments that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided telephonically to Robert Hepp on June 28, 2021, relating to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) filed on March 18, 2021 with respect to the registration of an indeterminate principal amount of common or preferred stock, notes or subscription rights to purchase common stock as may be sold from time to time.

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

COMMENTS ON PROSPECTUS

1.                                    Comment:                                       At the end of the second sentence in the “Investment Manager, Investment Adviser and Investment Sub-Adviser” section on the cover page, please add “and will serve as such through about [date], 2021”

Response:                                          The requested disclosure has been added.  The sentence, as revised, is set forth below.

Aberdeen Standard Investments Australia Limited (the “Investment Adviser”) serves as the investment adviser to the Fund and is responsible for overseeing the Fund’s overall investment strategy and its implementation, and will serve as such through about July 15, 2021.

2.                                    Comment:                                       With respect to the fee table, please either (1) reflect any estimated dividend expenses on preferred shares in the fee table rather than showing 0% in the line item with a footnote explaining that the applicable prospectus supplement will set forth the expenses related to any Preferred Shares issued in the future; or (2) add back deleted disclosure that the fund has no current intention to issue notes or preferred shares in the next twelve months.

Response:                                        The Fund has no current intention to issue notes or preferred shares in the next twelve months.  The Fund will revise the last sentence of footnote (4) to the fee table to read as follows:

The Fund currently intends during the next twelve months (i) to maintain a similar proportionate amount of borrowings but may increase such amount to 33 1/3% of the average daily value of the Fund’s total assets and (ii) not to issue notes or preferred shares.

3.                                    Comment:  In “THE FUND AT A GLANCE — Investment Objectives and Policies” section, it states: “The maximum exposure to issuers in any one Developed Market is up to 25% of the Fund’s total assets; provided, however, that up to 40% may be invested in issuers in the U.S.” For added clarity in light of the word “Global” in the Fund’s name, please consider changing “up to 40%” to “no more than 40%.”

Response:                                        The Fund will revise the disclosure to read as follows:

The maximum exposure to issuers in any one Developed Market is up to 25% of the Fund’s total assets; provided, however, that no more than 40% may be invested in issuers in the U.S.

4.                                    Comment:  In “THE FUND AT A GLANCE — Investment Objectives and Policies” section, it states: “During periods when, in the Investment Manager’s judgment, economic conditions warrant, or to meet liquidity or distribution requirements, the Fund may invest without limit in U.S. Government securities and short-term debt obligations of U.S. banks and corporations rated not less than Aa or Prime-2 by Moody’s or AA or A-2 by S&P at the time of purchase for temporary defensive purposes.” Revise this language to reflect the fact that temporary defensive positions described are taken in unusual circumstances (e.g. in attempting to respond to adverse market, economic, political or other conditions.  Also disclose the effect of taking such a temporary defensive position (e.g., that the Fund may not achieve its investment objective).

Response:                                        The Fund will revise the disclosure to read as follows:

In response to adverse market, political or economic conditions, or in other circumstances when warranted in the Investment Manager’s judgment, the Fund may invest without limit in U.S. Government securities and short-term debt obligations of U.S. banks and corporations rated not less than Aa or Prime-2 by Moody’s or AA or A-2 by S&P at the time of purchase for temporary defensive purposes.  The Fund also may invest in these instruments on a temporary basis to meet liquidity or distribution requirements.  To the extent the Fund invests in these securities, it may not achieve its investment objective.  The yield on these securities may be lower than the yields on lower rated debt securities.

5.                                    Comment:                                       In “THE FUND AT A GLANCE — The Adviser” section, please repeat the disclosure regarding the expected termination of the Investment Adviser.  Additionally, Aberdeen Standard Investments Australia Limited is defined as the “Investment Adviser” but is referred to as “the Adviser” in several instances.  Please revise accordingly throughout the Registration Statement.

Response:                                          The Fund will replace any references to “Adviser” with “Investment Adviser” throughout. Additionally, the Fund will revise this section to read as follows:

The Investment Adviser

Aberdeen Standard Investments Australia Limited, an Australian Company, serves as investment adviser and provides day-to-day investment management services to the Fund, and will serve as such through about July 15, 2021. The Adviser’s principal place of business is located at Level 10, 255 George Street, Sydney, NSW 2000, Australia.  At a meeting held on June 16, 2021, the Fund’s Board of Directors approved the termination of Aberdeen Standard Investments Australia Limited as Investment Adviser of the Fund, effective on or about July 15, 2021.  Upon the effectiveness of the termination of Aberdeen Standard Investments Australia Limited, ASIAL will continue to serve as the Fund’s Investment Manager and Aberdeen Asset Managers Limited will continue to serve as the sub-adviser to the Fund and will maintain responsibility for investing the Fund’s assets.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

6.                                    Comment:                                       In the table under “Director Beneficial Ownership of Securities” in the “Management of the Fund” section, it refers to “Name of Director of Nominee” and “Independent Directors/Nominees” Are the references to “Nominees” accurate?

Response:                                          The references to Nominees are erroneous and will be deleted.

7.                                    Comment:                                       With respect to the third investment restriction regarding concentration under the “Investment Restrictions” section in the SAI, it states that “…this limitation will not apply to the Fund’s investments in, among other things, (i) securities of other investment companies…”. Please disclose below the enumerated investment restrictions that the Fund will consider the holding of other investment companies in which it invests for purposes of determining compliance with its concentration policy.

Response:                                          The Registrant will add the following disclosure to the SAI:

For the purposes of determining compliance with the Fund’s policy on concentrating in any one industry, the Fund will endeavor to consider the concentration policy of underlying investment companies in which the Fund is invested.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (215) 405-2404.  Thank you.

Sincerely,

/s/ Robert Hepp
Robert Hepp

cc:                         Thomas C. Bogle, Dechert LLP

William J. Bielefeld, Dechert LLP

Margaret Wilson, Dechert LLP

Marylyn Harrell, Dechert LLP